Primavera Capital Acquisition Corporation

41/F Gloucester Tower
15 Queen’s Road Central
Hong Kong

January 19, 2021

Division of Corporation Finance

Office of Real Estate & Construction
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Mr. Ruairi Regan

Ms. Maryse Mills-Apenteng

Re:	Primavera Capital Acquisition Corporation Registration Statement on Form S-1 Registration No. 333-251917

Dear Mr. Regan and Ms. Mills-Apenteng:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on January 21, 2021 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 with any questions or comments with respect to this letter.

Sincerely,

Primavera Capital Acquisition Corporation

By:	/s/ Tong Chen
Name: Tong Chen
Title: Chief Executive Officer

Via EDGAR

CC: Derek J. Dostal, Davis Polk & Wardwell LLP